

Ellana Stinson, MD, MPH · 3rd

Chief Medical Officer at EVOLVD Health Inc

Boston, Massachusetts · 349 connections · **Contact info**

**New England Medica
Association**
**Harvard School of Pu
Health**

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Experience

President
New England Medical Association

Dec 2019 – Present · 8 mos
www.nema-nma.org

New England Medical Association serves as a collective voice for black physicians in the New England area and promotes the interest of our members. Our mission is to be advocates for parity and justice in medicine with an interest in eliminating disparities across the entire health care system.



Chief Medical Officer
EVOLVD Health Inc
Apr 2020 – Present · 4 mos



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Emergency Medicine Physician
Carney Hospital
Aug 2013 – Apr 2020 · 6 yrs 9 mos
Dorchester, Massachusetts



Medical Director of Emergency Department
East Boston Neighborhood Health Center
Mar 2018 – Jun 2019 · 1 yr 4 mos

Oversee the timeliness, quality, and appropriateness of clinical services in the Emergency Department with the goal of enhancing the performance and quality of care provided to the community of East Boston. Serve in the capacity of managing budget, recruiting new hires, implementing educational programming and training, developing policies and procec ...see mor

Contributing Writer
Policy Prescriptions
2012 – 2018 · 6 yrs

Providing communities and clinicians with timely and insightful evidence-based analysis designed to help them shape the political landscape and policy governing health care.

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Education

Harvard School of Public Health
Master's Degree, Health Policy and Management
2013 – 2014



Meharry Medical College
Doctor of Medicine (M.D.)
2005 – 2009



Spelman College
BS, Chemistry
2000 – 2004

Licenses & Certifications



Drug Development Certificate
UC San Diego Extension
Issued Mar 2020 · No Expiration Date

Board Certified Emergency Medicine Physician
American Board of Emergency Medicine

Volunteer Experience



Member
Downtown Boston Rotary Club



Mentor
Big Sister Association of Greater Boston



